Exhibit 99.2

EXECUTION VERSION

FIRST AMENDMENT

TO THE

BUSINESS COMBINATION AGREEMENT

This First Amendment (this “First Amendment”) to the Business Combination Agreement, dated as of August 6, 2026, amends the Business Combination Agreement, dated as of November 9, 2025 (the “Original Agreement”, as amended pursuant to this First Amendment and as may be further amended, supplemented, modified and/or restated from time to time, the “Business Combination Agreement”), by and among (i) Columbus Acquisition Corp., a Cayman Islands exempted company (together with its successors, “CAC”), (ii) WISeSat.Space Holdings Corp., a British Virgin Islands business company (“Pubco”), (iii) WISeSat Merger Sub Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“Merger Sub”), (iv) WISeSat.Space Corp., a British Virgin Islands business company (the “Company”), (v) WISeKey International Holding Ltd., a Swiss company (together with its successors, including after its anticipated domestication to the British Virgin Islands prior to the Closing, “WISeKey”) and (vi) SEALSQ Corp, a British Virgin Islands business company and an affiliate of WISeKey, which became a party to the Original Agreement as a “Seller” thereunder pursuant to a Joinder Agreement, dated as of December 12, 2025 (“SEALSQ”, and together with WISeKey, the “Sellers”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement.

RECITALS:

WHEREAS, Section 12.9 of the Business Combination Agreement sets forth that the Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by CAC, Pubco, the Company and the Sellers; and

WHEREAS, the parties desire to amend the Original Agreement to extend the Outside Date.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Business Combination Agreement, the parties, intending to be legally bound, do hereby acknowledge and agree as follows:

1. Amendment to the Original Agreement.

(a) Section 10.1(b) of the Original Agreement is hereby deleted in its entirety and replaced by the following:

“(b) by written notice by CAC to the Company, or by the Company to CAC, if any of the conditions to the Closing set forth in Article IX have not been satisfied or waived on or prior to October 31, 2026 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the proximate cause of, or proximately resulted in, the failure of the Closing to occur on or before the Outside Date;”.

2. Miscellaneous. Except as expressly provided in this First Amendment, all of the terms and provisions in the Original Agreement shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This First Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement, or any other right, remedy, power or privilege of any Party, except as expressly set forth herein. Any reference to the Business Combination Agreement in the Business Combination Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original Agreement, as amended by this First Amendment (or as the Business Combination Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Original Agreement, as amended by this First Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitute the entire agreement between the parties with respect to the subject matter of the Business Combination Agreement, and supersede all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Original Agreement is materially different from or inconsistent with any provision of this First Amendment, the provision of this First Amendment shall control, and the provision of the Original Agreement shall, to the extent of such difference or inconsistency, be disregarded. Sections 12.1 through 12.10 and Sections 12.12 through 12.14 of the Original Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this First Amendment as if all references to the “Agreement” contained therein were instead references to this First Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, each Party hereto has caused this First Amendment to be signed and delivered by its respective duly authorized officer as of the date first written above.

CAC:

COLUMBUS ACQUISITION CORP.

By:	/s/ Fen Zhang
Name:	Fen Zhang
Title:	Chief Executive Officer

{Signature Page to First Amendment to Business Combination Agreement}

IN WITNESS WHEREOF, each Party hereto has caused this First Amendment to be signed and delivered by its respective duly authorized officer as of the date first written above.

Pubco:

WISESAT.SPACE HOLDINGS CORP.

By:	/s/ Carlos Moreira
Name:	Carlos Moreira
Title:	Director

The Company: WISESAT.SPACE CORP.

By:	/s/ Carlos Moreira
Name:	Carlos Moreira
Title:	Chief Executive Officer

By:	/s/ Gwenael Rouy-Poirier
Name:	Gwenael Rouy-Poirier
Title:	Chief Financial Officer

The Sellers: WISEKEY INTERNATIONAL HOLDING LTD.

By:	/s/ Carlos Moreira
Name:	Carlos Moreira
Title:	Chief Executive Officer

By:	/s/ John O’Hara
Name:	John O’Hara
Title:	Chief Financial Officer

SEALSQ CORP

By:	/s/ Carlos Moreira
Name:	Carlos Moreira
Title:	Chief Executive Officer

By:	/s/ John O’Hara
Name:	John O’Hara
Title:	Chief Financial Officer

{Signature Page to First Amendment to Business Combination Agreement}

3